UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 18, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 18th, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE GENERAL SHAREHOLDERS’ MEETING

The General Shareholders’ Meeting approved the proposal for distribution of profits that was reported to the market on February 22nd, 2022 (all numbers are in Colombian pesos):

	Amounts allocated	Distribution
Gross profit 2021		5,243,412,678,921.91
Provisions for income tax and deferred tax		(1,093,709,094,797.78)

Net profit fiscal year 2021		4,149,703,584,124.13

Taxed occasional reserve release		5,991,772,033.96
Untaxed occasional reserve release		804,566,994,006.00
Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2021		539,096,670,471.71

Plus release of proceeds for payment of preferred shares dividends		57,701,443,512.78
Total to be distributed		5,557,060,464,148.58

Specific reserve for the strengthening of equity and future growth	2,526,160,224,148.58

For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31st 2021, in the amount of $3,120 per share, to be paid as follows: $780 per share per quarter on the following dates: April 1st, July 1st, October 3rd 2022 and January 2nd 2023.

	3,000,900,240,000.00

Specific reserve available to the Board of Directors for donations to social benefit projects	30,000,000,000.00
TOTALS	5,557,060,464,148.58	5,557,060,464,148.58

The ex-dividend period will correspond to the period between the first business day of payment of dividends on the respective shares and the four stock market business days immediately prior to such date, as follows:

Ex-Dividend Date	Payment Date
March 28, 2022	April 1, 2022
June 24, 2022	July 1, 2022
September 27, 2022	October 3, 2022
December 27, 2022	January 2, 2023

(*) The dates of the ex-dividend period will be subject to adjustment in accordance with the instructions of the Colombian Stock Exchange.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371